October 10, 2018

Donald Field

Dietrich King

Division of Corporate Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCR[2] Therapeutics Inc.
Draft Registration Statement on Form S-1
Submitted September 7, 2018
CIK No. 0001750019

Dear Messrs. Field and King:

This letter is confidentially submitted on behalf of TCR2 Therapeutics Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) filed on September 7, 2018, as set forth in the Staff’s letter, dated October 4, 2018 (the “Comment Letter”), to Garry Menzel. In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and four marked copies of the Amended DRS, submitted on October 10, 2018, showing the changes to the Draft Registration Statement confidentially.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Draft Registration Statement on Form S-1 Prospectus Summary, page 1

1.	Without limitation and by example, we note the following statements:

•

“[w]e... believe that our product candidates will have better efficacy and safety than currently approved chimeric antigen receptor T cell (CAR-T) therapies for CD19-positive B-cell hematological malignancies”;

•	“we have observed greater efficacy, longer persistence and less cytokine release compared to CAR-T cells”;

•	“[w]e believe that these properties will translate into a more effective and safer T cell therapy for patients with cancer”;

•	“[o]ur core format, in which we target a single cancer antigen, is known as a mono TRuC-T cell which we believe will be effective in patients based on our preclinical data”;

•	“we have shown better efficacy, longer persistence and lower cytokine release compared to existing CAR-T cell therapies bearing the same tumor antigen binding domains”; and

•	“[i]n our preclinical studies we have demonstrated better efficacy and persistence of TRuC-T cells compared to CAR-T cells while also exhibiting lower levels of cytokine release.”

Statements regarding efficacy and safety are determinations that only the FDA has the authority to make. Please revise your disclosure here and throughout the prospectus to eliminate any suggestion that your product candidates have been or will ultimately be determined safe and effective or to have demonstrated safety and efficacy for purposes of granting marketing approval by the FDA or a comparable agency.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosures throughout the Amended DRS, including on pages 1-4, 78, 90-92, 94-95, 99, 103-104, 106, 108, 110-111, and 113.

2.

We note your comparisons to approved CAR-T therapies. Please advise how you are able to make these comparisons given your pre-clinical stage and the lack of any head-to-head clinical trials or, alternatively, delete these comparisons.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosure on pages 1, 4, 78, 90, 95, 99-102, 104, 106, and 110 of the Amended DRS. The Company supplementally advises the Staff that, in the development of the Company’s TRuC-T cells, the Company has conducted head-to-head comparisons with CAR-T cells that follow the design principle of the CAR-T cells used in approved drug products. To rule out differences in binding properties between TRuC-T cells and CAR-T cells, the same antigen binding domains were used in the TRuC and CAR constructs used in the Company’s preclinical studies. While the CAR-T cells used in the comparative studies are not completely identical to approved CAR-T cell therapies, they closely follow the design of approved CAR-T cells. Therefore, the Company deems head-to-head comparisons in preclinical studies appropriate. Furthermore, the Company has included these comparisons because, in the development of next generation pharmaceutical compounds in drug development, it is common practice to conduct head-to-head comparisons in pre-clinical models that reflect the human disease. Prior to clinical trials, these head-to-head comparisons are essential because they inform researchers whether these new therapies have the potential to improve the clinical benefit over current treatments.

In most of the Company’s preclinical studies, TRuC-T cells outperformed the tested CAR-T cells. TRuC-T cells have shown greater anti-tumor activity, lower cytokine production, and differential gene expression against these CAR-T cells. It is for these reasons that the Company believes its conclusions are appropriate.

3.

Please tell us the basis for your belief that your therapies constitute “the next generation” of therapies for patients suffering from cancer. In addition, please tell us the basis for your belief that your therapies will be “first-in-class.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that the TRuC-T cells are the “next generation” of T cell therapies due to their relationship to and improvement on the current CAR-T therapies and TCR-T cell product candidates. The T cell therapy field is currently dominated by CAR-T and TCR-T therapies. CAR-T cell therapies can be considered the first generation, constructed by fusing a single subunit of the T-cell receptor (TCR) to a costimulatory domain and an antigen binder. The second generation of therapies, TCR-T cell therapies, are constructed using a full TCR but are dependent on TCR binding, and thus are HLA-restricted and difficult to engineer. The Company’s TRuC-T cells, which combine elements of CAR-T cells (an antigen binder independent of HLA) with elements of TCR-T cells (the complete TCR) are unprecedented. As such they represent a distinct approach to cancer therapy and warrant their characterization as the “next generation” of cell therapies.

The Company believes the TRuC-T cell platform will allow it to deliver “first-in-class” therapies, as it would offer the first cell therapies that tether a complete antibody-based binding domain to a TCR subunit thereby utilizing the whole TCR complex for signaling in an HLA independent fashion.

4.	Please name the gene editing company you reference on page 3 and explain its significance to your business.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosures on pages 3, 5, 93, 116, and 118 of the Amended DRS to delete references to a leading gene editing company. Due to the early stage of the relationship and the competitive field, the Company respectfully advises the Staff that it declines to disclose the name of the gene editing company, as reflected in the revised disclosure.

Our Pipeline, page 4

5.

Please delete the “Clinical” column and revise to add a column for each of Phase 1, Phase 2 and Phase 3. Additionally, please delete the “Undisclosed” and “Multiple Programs” rows as those references appear premature.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosures on pages 4 and 95 of the Amended DRS.

6.

Please refer to the “Discovery,” “Lead Optimization” and “IND Enabling” columns. Please advise how “IND Enabling” differs from pre-clinical. Additionally, please advise what is the difference between “Discovery” and “Lead Optimization.” To the extent you retain these columns rather than just “Discovery” and “Pre-Clinical” columns, please add detailed footnotes to the table to explain each development phase clearly so that investors can appreciate the differences between the phases.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosures on pages 4 and 95 of the Amended DRS.

Implications of Being an Emerging Growth Company , page 7

7.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it is supplementally providing the Staff with copies of investor presentations that were distributed during “testing-the-waters” meetings, and will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

Our bylaws to be effective upon the consummation of this offering designate certain courts, page 64

8.

Please revise the risk factor to identify the actions for which the United States District Court for the District of Massachusetts will be the exclusive forum. In this regard, we note your disclosure on page 165 that such court will be the exclusive forum for Securities Act claims.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosures on page 65 of the Amended DRS.

Management’s Discussion and Results of Operations Results of Operations Research and Development Expenses, page 82

9.	With regard to the research and development expense table and discussion on page 82, please address the following:

•	Clarify why you are referring to clinical development when it appears based on page 4 that your product candidates are in the preclinical phase;

•	Please revise the table to clarify that TC-210 is also in the preclinical phase;

•	Clarify, if such is the case, that the costs related to TC-210 only include the external outsourced development costs;

•	Separately present any material type of expense included in “other expenses”; and

•

Clarify your last sentence in the paragraph below the table which states that you began focusing on the development of TC-210 as opposed to your TRuC-T cell platform since the statement appears to conflict with your statement on page 4 that indicates TC-210 is your most advanced mono TRuC-T cell product candidate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosures on page 82 of the Amended DRS.

Preclinical Studies of TC-210, page 99

10.

Please revise the descriptions of your various pre-clinical studies to focus on the specific factual details of your studies and to remove all inappropriate references to the efficacy or safety of your product candidates including all inappropriate comparisons to approved CAR-T therapies.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosures on pages 99-102, 104, 108-113, and 115 of the Amended DRS.

Description of Capital Stock Registration Rights, page 163

11.

Please disclose whether there are any maximum cash penalties under the registration rights agreements, as well as any additional penalties resulting from delays in registering your common stock, if any. Refer to ASC 825-20-50-1.

Response: The Company respectfully advises the Staff that there are neither maximum cash penalties nor additional penalties resulting from delays in registering the Company’s common stock under the terms of the amended and restated investors’ rights agreement between the Company, certain holders of the Company’s common stock and holders of the Company’s preferred stock.

Choice of Forum, page 165

12.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in your governing documents states this clearly.

Response: The Company supplementally advises the Staff that the Company’s amended and restated bylaws, which will be effective upon the effectiveness of the Amended DRS, state that, unless the Company consents in writing to an alternate forum, (i) the Court of

Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Company, (B) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of the Company to the Company or the Company’s stockholders, (C) any action asserting a claim against the Company or any current or former director, officer, or other employee or stockholder of the Company arising pursuant to any provision of the Delaware General Corporation Law or the Company’s certificate of incorporation or the Company’s amended and restated bylaws, or (D) any action asserting a claim against the Company governed by the internal affairs doctrine, and (ii) the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. The Company’s amended and restated bylaws do not designate an exclusive forum for causes of actions other than those enumerated above, including causes of action arising under the Securities Exchange Act of 1934, as amended. Accordingly, the Company believes that the forum selection provision in the Company’s amended and restated bylaws clearly states that such provision does not apply to actions arising under the Securities Exchange Act of 1934. The form of amended and restated bylaws will be filed as an exhibit to the Amended DRS in a subsequent confidential submission or filing.

Notes to Financial Statements

9. Stock-Based Compensation, page F-15

13.

Please tell us why you believe the expected volatility of 69.3% and 65.7% for 2016 and 2017, respectively, is appropriate. In this regard, explain why you believe each company is similar to you. Also, please tell us what volatility rate was used in your valuations in 2018. In your response, at a minimum, specifically tell us whether these peer companies have any product revenues and the following information regarding their development pipelines:

•	The number of product candidates in the pipeline

•	The general therapeutic area of these product candidates, and

•	The phase of development for those product candidates.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the expected volatility percentages of 69.3% and 65.7% for 2016 and 2017, respectively, are appropriate because the peer group of companies the Company selected as the basis for these percentages are all cell therapy companies with an oncology focus and publicly available trading histories. To calculate volatility, the Company must reference companies with historical share price information sufficient to meet the expected term of the stock-based awards. The cell therapy field is nascent and the Company, like many of its direct competitors, are in early stages of development. Most of the Company’s true “peer” companies are either private or have recently completed an initial public offering, resulting in limited trading histories, which the Company cannot use to calculate volatility.

The companies used in the Company’s volatility calculations for 2016 and 2017 were pre-revenue biotechnology companies in the cell therapy space with active oncology programs. Each of the companies had multiple programs in various phases of clinical or pre-commercial development. Although most of these companies have broader pipelines and are in various stages of clinical development, including Phase 3, the Company believes that they are still more appropriate to reference than less advanced companies outside of the cell therapy field because of unique technical challenges associated with developing autologous products for the treatment of cancer as well as the higher manufacturing spend these companies typically incur to deliver personalized medicine.

To specifically address the Staff’s questions, the peer group of companies had no less than five (5) programs each, with the largest having nine (9) programs, all in Phase 1. All of the peer companies were oncology-focused and are developing therapies across multiple cancer targets or indications. Most of the programs were either preclinical or in Phase 1 clinical development, with a few in Phase 2, and three (3) programs in Phase 3 or recently receiving FDA approval.

The Company also notes that the volatility rate used in its February 2018 409A valuation was 65%.

The Company assessed the impact of a dramatic shift, both increases and decreases, in the volatility rate to evaluate the impact on its Black-Scholes pricing model and resulting fair value calculations. A 20 percentage point shift, up or down, in the Company’s volatility percentages resulted in a $0.01 to $0.02 increase (or decrease) in fair value per option. When multiplied out by the number of options, the resulting stock-based compensation for employee and non-employee options and warrants was immaterial to the Company’s financial results during 2016 and 2017.

14.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company acknowledges the Staff’s comment and confirms that, once the Company has an estimated offering price or range, it will provide an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price.

Item 16. Exhibits and Financial Statement Schedules, page II-4

15.	Please file the royalty transfer agreement, as well as the related royalty direction letter, as an exhibit to the registration statement or tell us why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed the royalty transfer agreement as Exhibit 10.13 and the royalty direction letter as Exhibit 10.14 to the Amended DRS.

General

16.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response: The Company acknowledges the Staff’s comment and confirms that the pictures and graphics included in the Amended DRS are the only graphics and pictorial representations the Company currently intends to use in its prospectus. If the Company decides to use any additional pictures or graphics in its prospectus, it will provide any such pictures and graphics to the Staff prior to their use for the Staff’s review.

17.	We note you have filed certain exhibits pursuant to a request for confidential treatment. We will provide any comments we have on your application for confidential treatment under separate cover.

Response: The Company acknowledges the Staff’s comment and confirms that it will respond to any further comments provided by the Staff.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1447, by facsimile transmission at (617) 321-4422 or by e-mail at wcollins@goodwinlaw.com.

Sincerely,

/s/ William D. Collins
William D. Collins

cc:	Garry E. Menzel, Ph.D. TCR[2] Therapeutics Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP